As filed with the Securities and Exchange Commission on _____________ ___, 1998
                                  Registration No. 333- ________________________

                       ----------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                   FORM 11-K
      FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                     1934
                   For the plan year ended December 31, 1997
                                      or
( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934

            For the transition period from __________ to __________
                            Commission File Number:
 Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Wesley Jessen Savings and Retirement Plan

 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Wesley Jessen VisionCare, Inc.
                            333 East Howard Avenue
                       Des Plaines, Illinois 60018-5903
                             _____________________

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, Wesley Jessen Corporation as Plan Administrator with respect to the Wesley Jessen Savings & Investment Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       WESLEY JESSEN CORPORATION




Date:  June 30, 1998.                  By: /s/Michael R. Southard
                                           -----------------------------------
                                           Michael R. Southard, Vice President,
                                           Human Resources

                          PBH EMPLOYEES' SAVINGS AND
                                INVESTMENT PLAN
                               (IN LIQUIDATION)
                               ----------------

                           FINANCIAL STATEMENTS AND
                            ADDITIONAL INFORMATION
                            ----------------------

                          DECEMBER 31, 1997 AND 1996
                          --------------------------

                           WESLEY JESSEN SAVINGS AND
                             RETIREMENT PLAN (401K
                         AND PROFIT-SHARING COMPONENT)
                         ----------------------------

           INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
           --------------------------------------------------------



                                                                          Page
                                                                          ----



Report of independent accountants                                            1

Financial statements:


     Statements of net assets available for plan benefits, with            2-3
     fund information at December 31, 1997 and 1996

     Statements of changes in net assets available for plan benefits,      4-5
     with fund information for the years ended December 31, 1997 and 1996

Notes to financial statements                                             6-10


Additional information:

     Line 27(a) - Schedule of assets held for investment purposes
      at December 31, 1997                                           Schedule I

     Line 27(d) - Schedule of reportable transactions for the
      year ended December 31, 1997                                   Schedule II


All other schedules of additional financial information required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------



May 21, 1998


To the Participants and the Administrative Committee of the Wesley Jessen Savings and Retirement Plan (401K and
 Profit-Sharing Component)


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Wesley Jessen Savings and Retirement Plan (401K and Profit-Sharing Component) at December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and II and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Price Waterhouse LLP
    Chicago, Illinois

                           WESLEY JESSEN SAVINGS AND
                             RETIREMENT PLAN (401K
                         AND PROFIT-SHARING COMPONENT)
                         ----------------------------

                            STATEMENT OF NET ASSETS
                         AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                             AT DECEMBER 31, 1997
                             --------------------


                                                                    Fund Information
                             ----------------------------------------------------------------------------------------------

                                                                               Vanguard
                              SEI Trust                                       F.I.S. S-T                 Vanguard    Vanguard
                                Benham      Vanguard    Vanguard   Vanguard    Corporate      Vanguard   Treasury     Int'l
                             Preservation  Wellington   Windsor    Explorer       Bond       Index 500   Money Mkt    Growth
                                 Fund         Fund        Fund       Fund      Portfolio     Portfolio   Portfolio  Portfolio
                             ------------  ----------  ---------- -----------  ---------     ----------  ----------  ----------

Assets
------
Investments, at fair value:
 Registered investment
  company funds              $        -    $4,168,213  $7,349,268  $1,964,524  $395,039      $4,870,795  $4,318,082  $  906,405
 Wesley Jessen common
  Stock                               -             -           -           -         -               -           -           -
                             ----------    ----------  ----------  ----------  --------      ----------  ----------  ----------
  Total investments                   -     4,168,213   7,349,268   1,964,524   395,039       4,870,795   4,318,082     906,405

Cash                          5,592,808     2,005,592     998,629   1,867,537         -       3,367,405   1,000,000   1,660,507

Receivables:

 Participant contributions       10,557        10,472      10,115       6,698       961          11,385       4,583       4,251
 Employer contributions           5,224       164,188     210,853      60,738    19,740         199,909     328,343      53,289

 Loan repayments                  4,993         8,315       9,262       5,588       781           8,698       8,376       2,753
                             ----------    ----------  ----------  ----------  --------      ----------  ----------  ----------
  Total receivables              20,774       182,975     230,230      73,024    21,482         219,992     341,302      60,293

Loans to participants                 -             -           -           -         -               -           -           -
                             ----------    ----------  ----------  ----------  --------      ----------  ----------  ----------
   Total assets               5,613,582     6,356,780   8,578,127   3,905,085   416,521       8,458,192   5,659,384   2,627,205

Liabilities
-----------

Refunds due to participants         103        13,859      20,182       9,096     1,021          20,725       8,498       7,264
                             ----------    ----------  ----------  ----------  --------      ----------  ----------  ----------
Net assets available for
  plan benefits              $5,613,479    $6,342,921  $8,557,945  $3,895,989  $415,500      $8,437,467  $5,650,886  $2,619,941
                             ==========    ==========  ==========  ==========  ========      ==========  ==========  ==========


                                                             Fund Information
                                  -----------------------------------------------------------

                                                 Vanguard        Wesley
                                   Vanguard        Bond          Jessen
                                   PRIMECAP       Index          Stock        Participant
                                     Fund          Fund           Fund           Loans          Total
                                  ----------    ----------     ----------     -----------    -----------
Assets
------
Investments, at fair value:
 Registered investment
  company funds                   $        -    $        -     $        -     $        -     $23,972,326
 Wesley Jessen common
  Stock                                    -             -      2,412,489              -       2,412,489
                                  ----------    ----------     ----------     ----------     -----------
  Total investments                        -             -      2,412,489              -      26,384,815

Cash                               6,947,784             -        255,223              -      23,695,485

Receivables:

 Participant contributions            11,125             -          1,312              -          71,459
 Employer contributions               34,780        11,477        617,947              -       1,706,488
 Loan repayments                       5,262             -            686        (54,714)              -
                                  ----------    ----------     ----------     ----------     -----------
  Total receivables                   51,167        11,477        619,945        (54,714)      1,777,947

Loans to participants                     -              -              -      3,906,776       3,906,776
                                  ----------    ----------     ----------     ----------     -----------
   Total assets                    6,998,951        11,477      3,287,657      3,852,062      55,765,023

Liabilities
-----------
Refunds due to participants            6,695           121          5,717              -          93,281
                                  ----------    ----------     ----------     ----------     -----------
Net assets available for
  plan benefits                   $6,992,256    $   11,356     $3,281,940     $3,852,062     $55,671,742
                                  ==========    ==========     ==========     ==========     ===========

  The accompanying notes are an integral part of these financial statements.

                           WESLEY JESSEN SAVINGS AND
                             RETIREMENT PLAN (401K
                         AND PROFIT-SHARING COMPONENT)
                         ----------------------------

                            STATEMENT OF NET ASSETS
                          AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                              AT DECEMBER 31, 1996
                              --------------------




                                                                            Fund Information
                                             -------------------------------------------------------------------------------
                                                                                 VANGUARD
                                                                                 F.I.S.S-T              VANGUARD
                                              VANGUARD     VANGUARD   VANGUARD   CORPORATE  VANGUARD    TREASURY       VANGUARD
                                             WELLINGTON    WINDSOR    EXPLORER     BOND     INDEX 500   MONEY MKT    INT'L GROWTH
                                                FUND         FUND       FUND     PORTFOLIO  PORTFOLIO   PORTFOLIO     PORTFOLIO
                                             ----------   ---------- ----------  --------- ----------  ----------   -------------
Registered investment company funds          $3,325,810   $5,901,852 $1,888,063  $ 272,798 $2,620,813  $4,748,025   $     658,437

Receivables:
 Participant contributions                       12,688       16,090      7,681      2,057     10,237       6,314           4,292
 Employer contributions                          99,714      140,451     51,570     12,735     95,481     175,882          42,696
 Loan repayments                                  8,920       12,087      5,940      1,146      6,308      17,286           2,592
                                             ----------   ---------- ----------  --------- ----------  ----------   -------------
  Total receivables                             121,322      168,628     65,191     15,938    112,026     199,482          49,580

Loans to participants                            -            -          -           -         -           -                    -
                                             ----------   ---------- ----------  --------- ----------  ----------   -------------
Net assets available for plan benefits       $3,447,132   $6,070,480 $1,953,254  $ 288,736 $2,732,839  $4,947,507   $     708,017
                                             ==========   ========== ==========  ========= ==========  ==========   =============



                                                   Fund Information
                                             ----------------------------
                                             WESLEY JESSEN    PARTICIPANT
                                              STOCK FUND         LOANS           TOTAL
                                             ------------     -----------     -----------
Registered investment company funds          $     -          $    -          $19,415,798

Receivables:
 Participant contributions                         -               -               59,359
 Employer contributions                           701,892          -            1,320,421
 Loan repayments                                   -               -               54,279
                                             ------------     -----------     -----------
  Total receivables                               701,892          -            1,434,059

Loans to participants                              -            2,252,507       2,252,507
                                             ------------     -----------     -----------

Net assets available for plan benefits       $    701,892     $ 2,252,507     $23,102,364
                                             ============     ===========     ===========

     The accompanying notes are an integral part of these financial statements.

                           WESLEY JESSEN SAVINGS AND
                             RETIREMENT PLAN (401K
                         AND PROFIT-SHARING COMPONENT)
                         ----------------------------

                      STATEMENT OF CHANGES IN NET ASSETS
                         AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1997
                     ------------------------------------

                                                                           Fund Information
                                      -------------------------------------------------------------------------------------------
                                                                                              VANGUARD
                                        SEI TRUST                                            F.I.S. S-T                VANGUARD
                                         BENHAM         VANGUARD     VANGUARD     VANGUARD   CORPORATE    VANGUARD     TREASURY
                                      PRESERVATION     WELLINGTON    WINDSOR      EXPLORER      BOND      INDEX 500    MONEY MKT
                                          FUND            FUND         FUND         FUND     PORTFOLIO    PORTFOLIO    PORTFOLIO
                                      ------------     ---------   -----------   ----------  ----------   ---------    ---------
Investment income -
 Interest and dividends               $          -    $  353,789   $ 1,172,628    $ 193,425   $ 21,441   $   91,430    $  234,715

Net appreciation (depreciation)
 in fair value of investments                    -       430,531       154,718       47,608      2,392      887,904             -

Contributions:
 From participants                               -       386,643       507,220      222,532     43,865      388,337       156,538
 From employer                                   -       283,428       362,629      130,615     36,082      319,101       376,062
                                      ------------     ---------    ----------     --------    -------     --------     ---------
  Total contributions                            -       670,071       869,849      353,147     79,947      707,438       532,600

Distributions and withdrawals                    -      (520,030)   (1,099,318)    (228,317)   (35,968)    (364,563)     (746,604)

Rollovers and other transfers
 to the plan                             5,613,582     2,011,911     1,001,775    1,873,421          -    3,378,015     1,000,000

Refunds to participants                       (103)      (13,859)      (20,182)      (9,096)    (1,021)     (20,725)       (8,498)

Loan repayments                                  -       180,854       249,085      111,719     24,491      168,107       288,255

Interfund transfers                              -      (217,478)      158,910     (399,172)    35,482      857,022      (597,089)
                                      ------------     ----------    ---------    ----------   -------    ---------     ---------
Increase in assets during
 the year                                5,613,479     2,895,789     2,487,465    1,942,735    126,764    5,704,628       703,379

Net assets available for plan
 benefits:
 At beginning of year                            -     3,447,132     6,070,480    1,953,254    288,736    2,732,839     4,947,507
                                      ------------     ---------     ---------    ---------    -------    ---------     ---------
 At end of year                       $  5,613,479    $6,342,921   $ 8,557,945   $3,895,989   $415,500   $8,437,467    $5,650,886
                                      ============     =========     =========    =========    =======    =========     =========


                                                                Fund Information
                                 ------------------------------------------------------------------------------
                                   VANGUARD      VANGUARD    VANGUARD
                                 INT'L GROWTH    PRIMECAP   BOND INDEX WESLEY JESSEN  PARTICIPANT
                                  PORTFOLIO        FUND        FUND     STOCK FUND       LOANS         TOTAL
                                 ------------    ---------  ---------- -------------   ----------   -----------
Investment income -
 Interest and dividends          $   39,766     $        -  $       -  $        -     $   216,945   $ 2,324,139

Net appreciation (depreciation)
 in fair value of investments       (25,949)             -          -   1,587,521               -     3,084,725

Contributions:
 From participants                  186,899              -          -      71,472               -     1,963,506
 From employer                      102,560         29,274     11,477     627,612               -     2,278,840
                                 ----------      ---------     ------   ---------       ---------    ----------
  Total contributions               289,459         29,274     11,477     699,084               -     4,242,346

Distributions and withdrawals      (150,803)             -          -     (97,000)      1,202,143    (2,040,460)

Rollovers and other transfers
 to the plan                      1,665,739      6,969,677          -     256,027       1,281,762    25,051,909

Refunds to participants              (7,264)        (6,695)      (121)     (5,717)              -       (93,281)

Loan repayments                      66,847                                11,937      (1,101,295)            -

Interfund transfers                  34,129              -          -     128,196               -             -
                                 ----------      ---------     ------   ---------       ---------    ----------
Increase in assets during
 the year                         1,911,924      6,992,256     11,356   2,580,048       1,599,555    32,569,378

Net assets available for plan
 benefits:                          708,017              -          -     701,892       2,252,507    23,102,364
 At beginning of year            ----------      ---------     ------   ---------       ---------    ----------
 At end of year                  $2,619,941     $6,992,256  $  11,356  $3,281,940     $ 3,852,062   $55,671,742
                                 ==========      =========     ======   =========       =========    ==========

     The accompanying notes are an integral part of these financial statements.

                           WESLEY JESSEN SAVINGS AND
                             RETIREMENT PLAN (401K
                         AND PROFIT-SHARING COMPONENT)
                         ----------------------------

                      STATEMENT OF CHANGES IN NET ASSETS
                         AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                             AT DECEMBER 31, 1996
                             --------------------

                                                                      Fund Information
                                           ----------------------------------------------------------------------
                                                                                        Vanguard
                                                                                        F.I.S. S-T
                                            Vanguard       Vanguard       Vanguard      Corporate      Vanguard
                                           Wellington       Windsor       Explorer        Bond         Index 500
                                              Fund           Fund           Fund        Portfolio      Portfolio
                                           -----------    -----------    -----------    ----------    -----------
Investment income -
    Interest and dividends                 $   253,833    $   563,814    $   102,326    $   19,474    $    54,949

Net appreciation (depreciation) in
    fair value of investments                  187,511        632,686        105,321        (4,378)       389,787

Contributions:
    From participants                          270,624        361,164        173,089        32,437        250,018
    From employer                              198,680        267,052        110,754        23,767        181,623
                                           -----------    -----------    -----------    ----------    -----------
      Total contributions                      469,304        628,216        283,843        56,204        431,641

Distributions and withdrawals                 (551,485)    (1,051,770)      (250,014)      (25,115)      (344,275)

Rollovers and other transfers to the plan      229,923        287,425        131,304        41,690        188,408

Loan repayments                                139,419        224,284        103,792        19,561        103,127

Interfund transfers                            135,010        176,526        121,071      (113,843)       259,380
                                           -----------    -----------    -----------    ----------    -----------

Increase (decrease) in assets during year      863,515      1,461,181        597,643        (6,407)     1,083,017

Net assets available for plan benefits:
    At beginning of period                   2,583,617      4,609,299      1,355,611       295,143      1,649,822
                                           -----------    -----------    -----------    ----------    -----------

    At end of period                       $ 3,447,132    $ 6,070,480    $ 1,953,254    $  288,736    $ 2,732,839
                                           ===========    ===========    ===========    ==========    ===========


                                                                      Fund Information
                                           -----------------------------------------------------------------------------
                                            Vanguard
                                            Treasury         Vanguard
                                            Money Mkt      Int'l Growth    Wesley Jessen    Participant
                                            Portfolio       Portfolio       Stock Fund         Loans           Total
                                           ------------    ------------    -------------    ------------    ------------
Investment income -
    Interest and dividends                 $    244,780      $  28,326       $   -          $    189,618    $  1,457,120

Net appreciation (depreciation) in
    fair value of investments                     -             44,268           -                 -           1,355,195

Contributions:
    From participants                           146,346        104,244           -                 -           1,337,922
    From employer                               226,749         77,835         701,892             -           1,788,352
                                           ------------      ---------       ---------      ------------    ------------
      Total contributions                       373,095        182,079         701,892             -           3,126,274

Distributions and withdrawals                (1,004,311)       (94,368)          -               856,187      (2,465,151)

Rollovers and other transfers to the plan       359,602         63,197           -                 -           1,301,549

Loan repayments                                 370,174         51,394           -            (1,011,751)          -

Interfund transfers                            (620,158)        42,014           -                 -               -
                                           ------------      ---------       ---------      ------------    ------------

Increase (decrease) in assets during year      (276,818)       316,910         701,892            34,054       4,774,987

Net assets available for plan benefits:
    At beginning of period                    5,224,325        391,107           -             2,218,453      18,327,377
                                           ------------      ---------       ---------      ------------    ------------

    At end of period                       $  4,947,507      $ 708,017       $ 701,892      $  2,252,507    $ 23,102,364
                                           ============      =========       =========      ============    ============

   The accompanying notes are an integral part of these financial statements.

                           WESLEY JESSEN SAVINGS AND
                             RETIREMENT PLAN (401K
                         AND PROFIT-SHARING COMPONENT)
                         ----------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                          DECEMBER 31, 1997 AND 1996
                          --------------------------



NOTE 1 - PLAN DESCRIPTION:
--------------------------

The Wesley Jessen Savings and Retirement Plan (401K and Profit-Sharing Component) (the "Plan") was established as of July 1, 1995 by Wesley Jessen Corporation (the "Company"), a wholly owned subsidiary of Wesley Jessen VisionCare, Inc.

The Plan is a component of the Wesley Jessen Savings and Retirement Plan, the other component of which is a money purchase component. The two components together make up the entire Wesley Jessen Savings and Retirement Plan. However, the two components have separate filing requirements under the provisions of the Internal Revenue Code ("IRC") and, therefore, maintain separate financial statements.

The following description of the Plan is provided for general informational purposes. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution savings and profit-sharing plan covering all eligible employees of Wesley Jessen Corporation. The Plan is administered by the Administrative Committee (the "Administrator") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Administrative Committee, on behalf of the Plan, has appointed The Vanguard Group (the "Trustee") as the Plan's trustee and recordkeeper.

Eligibility

The Plan provides benefits covering substantially all employees of the Company provided that they have completed at least 90 days of service.

Investments

The Plan provides participants with the following investment options:

SEI Trust Benham      Invests in Guaranteed Investment Contracts ("GICs") and
 Preservation Fund    GIC-like investments. This fund was transferred to the
                      Wesley Jessen Savings and Retirement Plan (401k and
                      Profit-Sharing Component) on December 31, 1997 in conjunction with the merger of the PBH Employees'
                      Savings and Investment Plan. Effective December 31,
                      1997, this investment option was terminated, and the assets will be transferred to the Vanguard Treasury
                      Money Market Portfolio upon maturity.

Vanguard Wellington Fund             Invests in common stocks and fixed income
                                     securities.

Vanguard Windsor Fund                Invests primarily in common stocks.

Vanguard Explorer Fund               Invests in equity securities of relatively
                                     small companies.

Vanguard Fixed Income Securities     Invests in short-term U.S Treasury
 Short-Term Corporate Bond           Securities and highly-rated, short-term
 Portfolio                           corporate bonds.

Vanguard Index 500 Portfolio         Seeks to provide results which correspond
                                     to the performance of the S&P 500 index.

Vanguard Treasury Money Market       Invests exclusively in direct U.S.
 Portfolio                           Government obligations, primarily U.S.
                                     Treasury bills.

Vanguard International Growth        Invests in common stock of companies based
 Portfolio                           outside the United States that have above-
                                     average growth potential.

Vanguard PRIMECAP Fund               Invests in stock of companies with above-
                                     average prospects for continued earnings or bright prospects for earnings growth.

Vanguard Bond Index Fund             Seeks to provide results which correspond
                                     to the performance of the Lehman Brothers
                                     Aggregate Bond Index.

Wesley Jessen Stock Fund             Invests in common stock of Wesley Jessen
                                     VisionCare, Inc.

Contributions and vesting

The Plan provides that qualified employees may make pre-tax elective contributions to the Plan between 1% and 15% of annual compensation, which will be matched by the Company at a rate of 50% of each participant's elective contribution up to 6% of annual compensation. The Plan also provides that the Company's Board of Directors may elect to make an additional discretionary contribution to participants' accounts. All contributions are subject to certain limitations as defined by the IRC.

Participant contributions vest upon deposit. Company contributions are fully vested after four years of service. Forfeitures of unvested amounts are used to offset future Company contributions.

Distributions and withdrawals

In the event of retirement, death, disability, or termination of employment, a participant's vested interest in the Plan is distributable in a lump-sum payment or, at the election of the participant, in periodic installments. Under certain limited circumstances, participants may withdraw part or all of their pre-tax contributions while still employed by the Company.

Loans

Any participant may apply for a loan from the portion of their account attributable to their elective contributions. Loans must be a minimum of $1,000, with a maximum of the lesser of 50% of the participant's vested balance or $50,000 reduced by the highest outstanding balance of loans from the plan during the prior one-year period. Loan terms generally do not exceed five years, but loans for the purchase of a principal residence may have terms up to twenty years. Each loan bears interest at a fixed rate which is commensurate with the prevailing market rates at the date the loan is issued.

Termination of the Plan

The Company intends to continue the Plan without interruption, but reserves the right to discontinue the Plan at any time. Upon termination or partial termination of the Plan, the balance of the participants' accounts shall become fully vested and payable to the participants in accordance with the Plan's provisions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Basis of accounting

The financial statements have been prepared on the accrual basis of accounting. Distributions to participants, however, are recorded when paid, in accordance with ERISA regulations. Participant distributions payable at year-end are not presented as a liability in the statement of net assets available for plan benefits or as a distribution to participants in the statement of changes in net assets available for plan benefits.

Contributions

Contributions, including matching and discretionary contributions, are recorded when the related compensation is earned. Discretionary profit-sharing contributions of $1,638,146 and $1,274,327 were declared by the Company for the years ended December 31, 1997 and 1996, respectively, and are included in employer contributions receivable. Included in rollovers and other transfers for the year ended December 31, 1996 is a transfer of $1,277,825 from the predecessor employer, representing an additional discretionary contribution.

Valuation of investments

All investments, except participant loans, are presented at fair value based upon the market values of the underlying securities. Loans receivable from participants are recorded at historical value, which is considered to approximate fair value. Investment earnings are recognized when earned. Unrealized appreciation or depreciation resulting from changes in market value is recognized in the period in which it occurs.

Administrative expenses

In accordance with the Plan agreement, investment related expenses are paid from Plan assets and are included in the accompanying financial statements as an adjustment to the basis of securities purchased and sold. All other administrative expenses which are not paid by the Plan are paid by the Company.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates by management regarding the reported amounts of assets and liabilities as well as the additions and deductions recognized during the reporting period. Actual results could differ from these estimates.

NOTE 3 - TAX STATUS:

The Internal Revenue Service issued a favorable determination letter dated April 24, 1997 with respect to the tax qualified status of the Plan. As a result of Plan amendments since the most recent determination letter, the Company intends to file for a redetermination of the Plan's tax-exempt status, and expects a favorable outcome. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 4 - BENEFIT OBLIGATIONS:

Benefit obligations for persons who have withdrawn from participation in the Plan as of December 31, 1997 and 1996 were as follows:


                                                   December 31,
                                                   -----------
                                               1997          1996
                                               ----          ----
     Vanguard Wellington Fund               $ 2,427      $ 41,147
     Vanguard Windsor Fund                    6,164        57,620
     Vanguard Explorer Fund                   5,997         3,163
     Vanguard F.I.S. S-T Corporate
       Bond Portfolio                         -                99
     Vanguard Index 500 Portfolio            12,251        20,724
     Vanguard Treasury Money Market
       Portfolio                             17,852         7,968
     Vanguard International Growth
       Portfolio                              7,056         1,039

     Wesley Jessen Stock Fund                 6,384         -
                                            -------      --------
                                            $58,131      $131,760
                                            =======      ========

These amounts are reflected as distributions and liabilities in the Plan's December 31, 1997 and 1996 Forms 5500, but have not been reflected as distributions and liabilities within these financial statements.

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:


                                                                   December 31,
                                                                   -----------
                                                               1997            1996
                                                               ----            ----
  Net assets available for plan benefits
   per financial statements                                $55,671,742      $23,102,364

  Amounts allocated to terminated participants                 (58,131)        (131,760)
                                                           -----------      -----------
  Net assets available for plan benefits per Form 5500     $55,613,611      $22,970,604
                                                           ===========      ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1997:



 Benefits paid to participants per the financial statement    $2,040,460
 Add: Amounts allocated to terminated participants at
  December 31, 1997                                               58,131
 Less: Amounts allocated to terminated participants at
  December 31, 1996                                             (131,760)
                                                              ----------

 Benefits paid to participants per Form 5500                  $1,966,831
                                                              ==========

Amounts allocated to terminated participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1997, but not yet paid as of that date.

NOTE 6 - REFUNDS TO PARTICIPANTS:

The liability represents a return of 401(k) contributions plus earnings to participants. These contributions were returned in 1998 in order for the Plan to satisfy the 401(k) non-discrimination tests for the 1997 plan year and the Internal Revenue Code Section 415 limitations on the maximum amount of contributions that a participant could make in the 1997 plan year. The excess contributions relating to the non-discrimination tests were returned pursuant to the applicable Internal Revenue Service regulations. The excess 415 contributions were returned pursuant to the Internal Revenue Service's Administrative Policy Regarding Self-Correction (APRSC) which provides that a plan sponsor may correct operational errors within two plan years of the occurrence of the error.

NOTE 7 - PLAN MERGER:

Effective on December 31, 1997, the Company merged the PBH Employees' Savings and Investment Plan with the Wesley Jessen Savings and Retirement Plan (401K and Profit-Sharing Component). Accordingly, at December 31, 1997, the Wesley Jessen Savings and Retirement Plan (401K and Profit-Sharing Component) recorded the related asset transfer.

                                                                      SCHEDULE I
                                                                      ----------


                           WESLEY JESSEN SAVINGS AND
                             RETIREMENT PLAN (401K
                         AND PROFIT-SHARING COMPONENT)
                         ----------------------------

         LINE 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AT DECEMBER 31, 1997
                             --------------------


       Identity of issue                            Description of investment              Cost           Market value
----------------------------------              ---------------------------------      -----------        ------------
*Vanguard Wellington Fund                       Registered investment company          $ 3,591,651         $ 4,168,213
*Vanguard Windsor Fund                          Registered investment company            7,113,503           7,349,268
*Vanguard Explorer Fund                         Registered investment company            1,890,830           1,964,524
*Vanguard F.I.S. Short Term
  Corporate Bond Portfolio                      Registered investment company              392,723             395,039
*Vanguard Index 500 Portfolio                   Registered investment company            3,774,473           4,870,795
*Vanguard Treasury Money Market Portfolio       Registered investment company            4,318,082           4,318,082
*Vanguard International Growth Portfolio        Registered investment company              917,383             906,405
*Wesley Jessen Stock Fund                       Company Stock Fund                       1,220,433           2,412,489
*Participant Loans                              Loans other than mortgages, 7-11%            -               3,906,776
                                                                                       -----------         -----------
TOTALS                                                                                 $23,219,078         $30,291,591
                                                                                       ===========         ===========

     *Represents party-in-interest

                                                                     SCHEDULE II
                                                                     -----------

                           WESLEY JESSEN SAVINGS AND
                             RETIREMENT PLAN (401K
                         AND PROFIT-SHARING COMPONENT)
                         ----------------------------

               LINE 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1997
                     ------------------------------------


                                                                                       Expense                      Current value
  Identity of party                                Purchase      Selling   Lease    incurred with     Cost of        of asset on
      involved            Description of asset      price         price    rental    transaction       asset      transaction date
---------------------     --------------------     --------      -------   ------   -------------     -------     ----------------
*The Vanguard Group     Vanguard Wellington Fund  $1,330,802     $   -     $  -     $     -         $1,330,802       $ 1,330,802

                                                       -         918,928      -           -            787,255           918,928

                        Vanguard Windsor Fund      2,864,086         -        -           -          2,864,086         2,864,086
                                                       -       1,571,388      -           -          1,343,283         1,571,388

                        Vanguard Explorer Fund       823,439         -        -           -            823,439           823,439

                                                       -         794,586      -           -            748,053           794,586

                        Vanguard Index 500         3,592,734         -        -           -          3,592,734         3,592,734
                         Portfolio

                                                       -       2,230,656      -           -          1,981,859         2,230,656

                        Vanguard Treasury Money
                         Market Portfolio          3,685,969         -        -           -          3,685,969         3,685,969

                                                       -       4,115,912      -           -          4,115,912         4,115,912

*Wesley Jessen          Wesley Jessen Stock Fund   2,092,457         -        -           -          2,092,457         2,092,457
 VisionCare, Inc.
                                                       -       1,267,490      -           -          1,001,307         1,267,490



                               Net
  Identity of party          realized
      involved                 gain
---------------------        --------
*The Vanguard Group          $   -

                              131,673

                                 -
                              228,105

                                 -

                               46,533

                                 -

                              248,797


                                 -

                                 -

                                 -
*Wesley Jessen
 VisionCare, Inc.             266,183


*Represents party-in-interest